Mail Stop 6010

November 16, 2007

Max G. Caviet
President and Chief Executive Officer
Maiden Holdings
111 8th Avenue, 13th Floor
New York, New York 10011

Re: Maiden Holdings
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-146137
Filed on November 8, 2007

Dear Mr. Caviet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please include updated financial statements and related disclosures through September 30, 2007 as required by Rule 3-12 of Regulation S-X.

Cover Page

2. We note your response to comment 3 and the comment is reissued. Item 501 of Regulation S-K requires the inclusion of a market price. Therefore, it is not sufficient to only provide the most recent price at which shares were sold on the Portal Market or that

you are currently unable to determine the price or prices of the common shares that may be sold under the prospectus. Please revise your disclosure to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing prices or privately negotiated prices. In the alternative, you may disclose the price or range you expect your selling shareholders will sell their shares if you are able to demonstrate that your application with NASDAQ will be approved.

Competitive Strengths, page 3

3. We note your response to comment 12. There relationships appear to be too elusive to conclude that they should allow you to establish a presence in the reinsurance markets. Please revise to state that your management's prior experience should allow you to establish a presence in the reinsurance market, without referencing these relationships.

Risk Factors, page 7

4. We note your response to comment 15. All known material risks should be presented. Please eliminate the sentence that states "the risk factors described below are not the only ones that may affect us" as this sentence also implies that that there are other risks that the investor should consider before investing in your company. Additionally, delete the statement that these risks are the most significant as all material risks should be described.

"We are dependent on AmTrust and its subsidiaries for a substantial . . . .," page 7

5. We note your response to comment 20 and your revised disclosure regarding the termination provisions. Please also disclose that Maiden Insurance and AII are also able to terminate the agreement if a change in control in either company occurs or if the shareholders' equity is reduced to 50% or less of the shareholders' equity and in the case of AII, that they may terminate the agreement with you if you fail to maintain an A.M. Best rating of A-.

"The Chairman of the Board currently holds the positions of President and Chief . . . .," page 8

6. We note your response to comment 27 and your revised disclosure. You indicate that Mr. Caviet owned 39,843 shares of AmTrust and held options to acquire a further 162,500. Please also disclose what percentage of ownership these shares represent in AmTrust.

Management's Discussion and Analysis of Financial Condition, page 40
Critical Accounting Policies, page 43
Premiums, Page 43

7. We acknowledge your response to our previous comment 48. While the underlying insurance policies may extend 12 months beyond the 12 month insurance policy period, recognition of policies attaching reinsurance premiums on a straight-line basis over the 24-

month period does not appear to be in compliance with paragraph 21 of SFAS 113. Paragraph 21 of SFAS 113 requires the reinsurance premiums to be recognized over the contract period "in proportion to the amount of insurance protection provided." In this regard, it appears that your insurance exposure on a policies attaching basis would be more akin to a bell curve than a straight line. Please revise your disclosure to explain why your accounting is reasonable.

8. Please revise your disclosure here or in Business to clarify how you collect premiums on your reinsurance written on a policies attaching basis. In this regard, it is unclear why you would recognize revenue on these contracts over a 24-month period if you billed and collected these premiums each month. If you collect premiums on and infrequent basis, say annually or semiannually, please disclose whether and to what extend you have mechanisms that provide for retroactive premium adjustments.

Investments, page 70

9. Refer to your amendment in response to comment 56. Please revise your disclosure to clarify why you have apparently not received any funds from AmTrust associated with your reinsurance agreement effective July 1, 2007 and invested those funds as of August 23, 2007. In addition, please tell us why you have changed the reference date of your average current yield summaries or revise your investment disclosures discuss investments as of a consistent reference date.

Selling Shareholders, page 123

10. We note your response to comment 61 and your revised disclosure. Please also disclose the name of the natural person who has voting and dispositive power over the shares held by JNL/FMR Balanced Equity.

<p style="text-align:center">*   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew M. Ricciardi, Esq.
        Dewey & LeBoeuf LLP
        125 West 55th Street
        New York, NY 10019